Exhibit 99.1

Anfield Energy Inc.

Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

	Notes	March 31, 2026	December 31, 2025

Assets
Current Assets
Cash		$8,104,405	$3,349,977
Receivables		29,250	57,672
Prepaids and deposits	4	1,366,901	1,447,634
Marketable securities		9,895	19,884
Deferred financing costs		–	619,762
		9,510,451	5,494,929
Non-current Assets
Insurance premium	5	424,121	424,083
Reclamation bonds	5,6	17,146,322	16,725,199
Deposit on acquisition of BRS	3,4	2,090,475	–
Deposits on equipment	4	1,846,311	1,645,476
Property and equipment	5	23,381,610	21,814,880
Exploration and evaluation assets	6	39,643,673	37,980,680
Right-of-use asset	7	490,046	–
		85,022,558	78,590,318
Total Assets		$94,533,009	$84,085,247

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	8	$2,286,282	$1,242,676
Due to related parties	9	446,584	278,502
Lease liability	10	85,659	–
		2,818,525	1,521,178
Long-term Liabilities
Asset retirement obligations	11	24,243,327	23,619,386
Loans payable	12	12,471,402	12,151,389
Lease liability	10	314,583	–
Total Liabilities		39,847,837	37,291,953

Equity
Share capital	13	$143,617,949	$130,440,944
Equity reserve	13	1,350,436	14,840
Stock option reserve	13	9,360,839	9,360,839
Warrant reserve	13	7,605,901	7,605,901
Foreign exchange reserve	13	3,151,078	2,725,132
Deficit		(110,401,031)	(103,354,362)
Total Equity		54,685,172	46,793,294
Total Equity and Liabilities		$94,533,009	$84,085,247

Subsequent events (Note 18)

Approved and authorized on May 15, 2026, on behalf of the Board of Directors:

“Corey Dias”	“Laara Shaffer”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Anfield Energy Inc.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

		For the three months ended March 31,
	Notes	2026	2025
Expenses

Amortization of right-of-use asset	7	$25,393	$–
Consulting	9	514,489	429,145
Depreciation	5	51,640	1,015
Director’s fees and audit committee	9	65,000	52,500
Exploration and evaluation expenditures	6,9	3,161,653	1,289,336
General and administrative	9	275,245	26,170
Indemnification support fee		88,612	44,195
Insurance		122,697	13,200
(Gain) loss on foreign exchange		(263,469)	24,158
Payroll expense		246,972	–
Professional fees	9	652,969	374,436
Shareholder communications		51,752	37,159
Share-based compensation	9,13	1,335,596	–
Transfer agent and filing fees		73,261	59,950
Total expenses		6,401,810	2,351,264

Net loss before other items		(6,401,810)	(2,351,264)

Other items
Accretion expense of discount and interest expense on loans payable	12	(535,746)	(251,579)
Accretion expense for asset retirement obligations	11	(236,061)	(265,540)
Interest income		146,781	117,718
Interest on lease liability	10	(9,680)	–
Other income		–	6,379
Unrealized loss on marketable securities		(10,153)	(23,552)
Net loss		(7,046,669)	(2,767,838)

Other comprehensive loss
Other comprehensive loss that may be reclassified to profit or loss:
Exchange differences on translating foreign operations		425,946	(85,805)
Total comprehensive loss		$(6,620,723)	$(2,853,643)

Loss per share – basic and diluted		$(0.40)	$(0.18)
Weighted average shares outstanding – basic and diluted		17,427,627	14,980,205

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Anfield Energy Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Share capital
	Number of shares	Amount	Equity reserve	Stock option reserve	Warrant reserve	Foreign exchange reserve	Deficit	Total equity
Balance, December 31, 2024	13,789,728	$110,528,937	$–	$6,991,160	$7,411,788	$4,487,177	$(84,544,667)	$44,874,395
Shares issued for cash	1,428,571	15,000,000	–	–	–	–	–	15,000,000
Warrants issued for credit facility	–	–	–	–	532,967	–	–	532,967
Comprehensive loss for the period	–	–	–	–	–	(85,805)	(2,767,838)	(2,853,643)
Balance, March 31, 2025	15,218,299	$125,528,937	$–	$6,991,160	$7,944,755	$4,401,372	$(87,312,505)	$57,553,719

Balance, December 31, 2025	15,942,823	$130,440,944	$14,840	$9,360,839	$7,605,901	$2,725,132	$(103,354,362)	$46,793,294
Shares issued for cash	2,242,153	13,874,360	–	–	–	–	–	13,874,360
Share issuance costs	–	(697,355)	–	–	–	–	–	(697,355)
Share based compensation	–	–	1,335,596	–	–	–	–	1,335,596
Comprehensive loss for the period	–	–	–	–	–	425,946	(7,046,669)	(6,620,723)
Balance, March 31, 2026	18,184,976	$143,617,949	$1,350,436	$9,360,839	$7,605,901	$3,151,078	$(110,401,031)	$54,685,172

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Anfield Energy Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	For the three months ended March 31,
	2026	2025
Cash Flows from Operating Activities
Net loss	$(7,046,669)	$(2,767,838)
Adjustments for non-cash items:
Accretion of asset retirement obligations	236,061	265,540
Accretion of discount and interest expense on loan payable	535,746	251,579
Amortization of right-of-use asset	25,393	–
Depreciation	51,640	1,015
Foreign exchange	(689,899)	(81,866)
Interest on lease liability	9,680	–
Share-based compensation	1,335,596	–
Unrealized loss on marketable securities	10,153	23,552

Changes in non-cash working capital:
Receivables	28,422	(371)
Prepaids and deposits	53,931	149,886
Accounts payable and accrued liabilities	1,308,701	(735,532)
Due to related parties	168,082	(43,492)
Net cash flows used in operating activities	(3,973,163)	(2,937,527)

Cash Flows from Investing Activities
Acquisition of exploration and evaluation assets	(1,024,688)	(568,136)
Investment income from reclamation bond reinvested	(146,781)	(167,522)
Purchase of property and equipment	(1,173,675)	–
Reclamation deposit	–	(751,592)
Security deposits paid for property and equipment	(174,071)	–
Prepaid acquisition cost	(2,090,475)	–
Net cash flows used in investing activities	(4,609,690)	(1,487,250)

Cash Flows from Financing Activities
Proceeds from share issuances, net of share issuance costs	13,460,811	15,000,000
Repayment of loan payable and interest	–	(6,161,721)
Proceeds from loan payable, net	–	8,212,407
Payments of lease liabilities	(123,530)	–
Net cash flows from financing activities	13,337,281	17,050,686

Increase in cash	4,754,428	12,625,909
Cash, beginning	3,349,977	1,350,411
Cash, ending	$8,104,405	$13,976,320

Non-cash Investing and Financing Activities:
Fair value of warrants issued for Credit Facility	$–	$532,967
Financing costs included in accounts payable	$11,579	$–
Acquisition cost of property and equipment included in accounts payable and accrued liabilities	$70,861	$–

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

1.	Nature of Operations

Anfield Energy Inc. (the “Company”) is a publicly listed company incorporated in British Columbia on July 12, 1989. The Company’s shares are listed on the TSX Venture Exchange (“TSX.V”) under the symbol “AEC”, the Nasdaq Capital Market LLC (“NASDAQ”) under the symbol “AEC”, and the Frankfurt Stock Exchange under the symbol “OAD”. On September 16, 2022, 1,666,667 warrants of the Company commenced trading on TSX.V under the symbol “AEC.WT”. On September 18, 2025, the Company’s shares began trading on NASDAQ and ceased trading on the OTCQB Marketplace under the symbol “ANLDF”. The Company is engaged in mineral development and production. The Company’s head office and its registered and records offices are located at Suite 2005, 4390 Grange Street, Burnaby, British Columbia, V5H 1P6.

2.	Material Accounting Policy Information And Basis Of Presentation

a)	Basis of Preparation and Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” of the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2025 as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2025.

b)	Significant Management Judgement and Estimates in Applying Accounting Policies

Significant estimates and assumptions

The preparation of the condensed interim consolidated financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As such, actual results may differ from those estimates and judgments. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised. Significant estimates and judgements used in the preparation of these condensed consolidated financial statements remained unchanged from those disclosed I the Company’s annual consolidated financial statements for the year ended December 31, 2025.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

2.	Material Accounting Policy Information And Basis Of Preparation (continued)

c)	Accounting standards not yet Effective

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements, except for IFRS 18 “Presentation and Disclosure in Financial Statements”.

On April 9, 2024, the IASB issued IFRS 18, which introduced new requirements for improved comparability in the statement of profit or loss, enhanced transparency of management-defined performance measures and more useful grouping of information in the financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027. The Company is currently evaluating the impact to the financial statements.

3.	Proposed Acquisition

On December 12, 2025, the Company entered into a stock purchase agreement with the Chief Operating Officer (“COO”) of the Company to acquire BRS Inc. (“BRS”), a company controlled by the COO. In consideration of the acquisition of BRS, the Company is required to complete a series of cash payments to the COO totaling US$5,000,000. On closing, the Company will pay the COO US$1,500,000, with a further US$1,500,000 payable on the first anniversary of closing and a further US$2,000,000 on the second anniversary of the closing.

The Company paid $2,090,475 (US$1,500,000) on January 14, 2026 which is included in prepaids and deposits. Subsequent to March 31, 2026, the Company announced that it has closed the acquisition of BRS Inc.

4.	Prepaids and Deposits

	March 31, 2026	December 31, 2025
Prepaid exploration and evaluation expenditures	$802,253	$1,197,155
Prepaid consulting fees	249,607	192,473
Other prepaid expenses	315,041	58,006
	$1,366,901	$1,447,634

At March 31, 2026, the Company paid deposits on equipment of $1,846,311 (US$1,324,807) (December 31, 2025 – $1,645,476 (US$1,199,904)) for the purchase of exploration and evaluation equipment. As of March 31, 2026, the equipment has not been delivered, and the deposit is included in deposits on equipment.

At March 31, 2026, the Company recorded $2,090,475 (US$1,500,000) in other prepaid expenses related to the acquisition of BRS Inc (Note 3).

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

5.	Property and Equipment

	Vehicles	Storage	Generators	Equipment	Water Tower	Shootaring Mill	Total
Cost
Balance, December 31, 2024	$28,515	$–	$–	$–	$–	$22,418,338	$22,446,853
Additions	289,522	310,731	–	–	–	–	600,253
Change in ARO estimates	–	–	–	–	–	(134,751)	(134,751)
Foreign exchange translation	(3,931)	(5,952)	–	–	–	(1,070,846)	(1,080,729)
Balance, December 31, 2025	314,106	304,779	–	–	–	21,212,741	21,831,626
Additions	607,490	57,080	265,780	209,209	34,116	70,861	1,244,536
Foreign exchange translation	15,003	6,343	4,442	3,322	726	345,080	374,916
Balance, March 31, 2026	$936,599	$368,202	$270,222	$212,531	$34,842	$21,628,682	$23,451,078

Depreciation
Balance, December 31, 2024	$8,147	$–	$–	$–	$–	$–	$8,147
Depreciation	7,153	1,976	–	–	–	–	9,129
Foreign exchange translation	(504)	(26)	–	–	–	–	(530)
Balance, December 31, 2025	14,796	1,950	–	–	–	–	16,746
Depreciation	32,174	6,076	4,434	7,813	1,143	–	51,640
Foreign exchange translation	744	127	70	123	18	–	1,082
Balance, March 31, 2026	$47,714	$8,153	$4,504	$7,936	$1,161	$–	$69,468

Carrying amounts

Balance, December 31, 2025	$299,310	$302,829	$–	$–	$–	$21,212,741	$21,814,880

Balance, March 31, 2026	$888,885	$360,049	$265,718	$204,595	$33,681	$21,628,682	$23,381,610

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

5.	Property and Equipment (continued)

Reclamation Bonds

The Company is required to hold replacement bonds to meet reclamation requirements in connection with the Shootaring Mill.

During the year ended December 31, 2025, the Company recorded a bond premium of US$479,952 as insurance, which would create an obligation for the surety company to cover the difference between the bond requirement and the cash collateral. The bond premium is amortized over one year. During the three months ended March 31, 2026, the Company recorded $170,376 (2025 - $173,051) as insurance expense which was included in the exploration and evaluation expenditures. At March 31, 2026, $258,412 (December 31, 2025 - $424,083) was recorded in prepaid insurance premium for the reclamation bond requirements.

At March 31, 2026, the Company recorded the cash collateral of US$12,261,815 ($17,088,616) (December 31, 2025 – US$12,154,840 ($16,668,418)) as a reclamation bond.

6.	Exploration and Evaluation Assets

As at March 31, 2026, the Company held interests in uranium exploration properties in Utah, Arizona and New Mexico (“Uranium Properties”); uranium/vanadium properties in Colorado (Highbury and Slick Rock Project) and in Arizona (Artillery Project); and a gold project in Arizona also known as Newsboy Project.

A continuity of exploration and evaluation assets is as follows:

			Arizona Properties
	Uranium Properties	Colorado Properties	Newsboy Gold	Artillery Peak	Total
Balance, December 31, 2025	$17,561,991	$13,725,624	$2,487,299	$4,205,766	$37,980,680
Acquisition costs	–	1,024,688	–	–	1,024,688
Foreign exchange	285,647	243,794	40,457	68,407	638,305
Balance, March 31, 2026	$17,847,638	$14,994,106	$2,527,756	$4,274,173	$39,643,673

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

6.	Exploration and Evaluation Assets (Continued)

The following exploration and evaluation expenditures were included in comprehensive loss for the three months ended March 31, 2026 and 2025 are as follows:

	Uranium Properties	Colorado Properties	Newsboy Gold	Artillery Peak	Total
Consulting	$661,884	$401,144	$–	$–	$1,063,028
Sundry field	170,040	86,017	–	–	256,057
Sampling, assaying, geophysics	51,775	21,753	–	–	73,528
License, filing and insurance	581,624	100,725	9,262	–	691,611
Lease and royalty	205,413	106,824	–	–	312,237
Drilling	–	340,960	–	–	340,960
Salaries, wages and related expense	89,396	264,517	–	–	353,913
Equipment rental	70,319	–	–	–	70,319
Total for the three months ended March 31, 2026	$1,830,451	$1,321,940	$9,262	$–	$3,161,653

	Uranium Properties	Colorado Properties	Newsboy Gold	Artillery Peak	Total
Consulting	$65,609	$138,320	$–	$–	$203,929
Sundry field	18,941	3,440	–	–	22,381
Sampling, assaying, geophysics	35,053	1,709	–	–	36,762
License, filing and insurance	447,726	108,748	9,694	–	566,168
Lease and royalty	161,362	147,709	–	–	309,071
Drilling	93,464	12,095	–	–	105,559
Property tax	–	45,466	–	–	45,466
Total for the three months ended March 31, 2025	$822,155	$457,487	$9,694	$–	$1,289,336

Uranium Properties

The Uranium Properties consist of the Shootaring Mill Project, Marysvale Uranium Project, Marquez-Juan Tafoya Uranium Project, and other Utah Properties.

Other Utah Properties

On June 11, 2024, the Company entered into a Uranium Mining Lease Agreement with Wayne Minerals Inc. to obtain mining rights on 127 unpatented mining claims in California and Utah for 5 years. The Company agreed to pay an annual lease payment of US$100,000. A production royalty of 3% will be paid on the total value of all minerals recovered and sold from the leased land. An advance royalty of US$50,000 is due annually beginning on May 30, 2029 and will be credited against production royalty until it has been fully recouped. The Company was also granted the sole and exclusive right and option to earn a 100% undivided interest in the leased land free and clear of all charges, royalties and encumbrances upon terms to be agreed between the lessor and the Company, at any time prior to the expiration of the 5-year term.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

6.	Exploration and Evaluation Assets (Continued)

On August 1, 2025, the Company entered into a Uranium Mining Lease Agreement with ACCO Exploration LLC to obtain mining rights on 95 unpatented mining claims in Arizona for 5 years. The Company agreed to pay an annual lease payment of US$100,000 for the first year, US$150,000 for the second to fourth year and US$200,000 for the fifth year. A production royalty of 3% will be paid on the total value of all minerals recovered and sold from the leased land. An advance royalty of US$50,000 is due annually beginning on August 28, 2030 and will be credited against production royalty until it has been fully recouped. The Company was also granted the sole and exclusive right and option to earn a 100% undivided interest in the leased land free and clear of all charges, royalties and encumbrances upon terms to be agreed between the lessor and the Company, at any time prior to the expiration of the 5-year term.

Colorado Properties

The Colorado Properties consist of the Highbury Project, Slick Rock Project and Golden Eagle Project.

Highbury Project

The Highbury Project consists of nine past-producing uranium/vanadium properties in Colorado, collectively known as the West Slope Project.

In addition to the nine Department of Energy (DOE) leases originally included in the West Slope Project, the Company acquired twelve DOE leases in January 2024 which are associated with adjacent lode mining claims and leases in Montrose and San Miguel Counties in southwestern Colorado.

Slick Rock Project

During the year ended December 31, 2024, the Company paid US$25,406 for a reclamation bond held by the regulatory authorities and will be released to the Company on satisfactory restoration of the property. The reclamation bond balance was $35,407 (US$25,406) as at March 31, 2026 (December 31, 2025 – $34,840 (US$25,406)).

Golden Eagle Project

On January 2, 2024, HRI entered into a definitive agreement with Gold Eagle Mining Inc. (“GEM”) and Golden Eagle Uranium LLC (“GEU”) (collectively, “the Sellers”) to acquire a 100% interest in twelve Department of Energy (“DOE”) leases (“DOE Leases”) and associated data in various Counties in Colorado. The transaction closed on July 3, 2024. Pursuant to the last amendment on February 20, 2025, the Company agreed to pay the following consideration for the DOE Leases on the associated dates:

●At closing, US$500,000 in cash with US$100,000 to be paid on or before October 16, 2024 (paid) and US$400,000 to be paid on or before February 21, 2025 (paid);

● Issuance of 169,726 common shares representing a value of US$1,250,000 on or before February 21, 2025 (issued on May 6, 2025);

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

6.	Exploration and Evaluation Assets (Continued)

● US$750,000 in cash (paid on March 3, 2026) at the one-year anniversary of closing (the “One-Year Anniversary Payment”) with the option to extend the payment date for two subsequent 90-day periods (the “Extension Options”), subject to the following condition:

a)	The Extension Options shall be at the sole discretion of the Company and may only be exercised in the event that the Company’s application for a NASDAQ listing and subsequent financing are delayed; and

b)	The Company shall pay US$100,000 for each Extension Option that is exercised, with the Extension Option payments to be deducted from the One-Year Anniversary Payment.

● US$1,000,000 in cash at the two-year anniversary of closing;

● US$1,000,000 in cash at the three-year anniversary of closing; and

● US$1,500,000 in cash at the four-year anniversary of closing.

Arizona Properties

The Arizona Properties consist of the Newsboy Gold Project and Artillery Peak Project.

Newsboy Gold Project

The Company has a US$12,000 reclamation bond held by the regulatory authorities and will be released to the Company on satisfactory restoration of the property. The reclamation bond balance was $16,724 as at March 31, 2026 (December 31, 2025 – $16,456).

Artillery Peak Project

The Artillery Peak consists of 250 unpatented mining claims in the uranium-rich Artillery Peak project area, located in Mohave County, Arizona, USA, consisting of the LiVada Claims and Dripping Springs Quartzite Project.

Other Properties

Clay Borrow Project, Utah

On March 1, 2023, the Company entered into a clay mineral lease agreement with the School and Institutional Trust Lands Administration to lease 620.88 acres of land located in Garfield County, Utah, for a term of 10 years. Pursuant to the agreement, the Company agreed to pay an annual rent of a minimum US$500 or at the rate of US$2 for each acre and fractional acre situated within the boundaries of the property.

Commencing on the 10th anniversary of the agreement and until the lease terminates, the Company agreed to pay in advance an annual minimum royalty equal to three times the annual rent. In addition, the Company agreed to pay a production royalty equal to the greater of: (i) 10% of the gross value of the clay minerals sold under an arm’s length transaction, or (ii) US$1 per short ton of the clay minerals.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

6.	Exploration and Evaluation Assets (Continued)

During the year ended December 31, 2023, the Company paid US$18,600 for a reclamation bond held by the regulatory authorities and will be released to the Company on satisfactory restoration of the property. During the year ended December 31, 2024, the Company received a refund of US$14,600. The reclamation bond balance was $5,575 (US$4,000) as at March 31, 2026 (December 31, 2025 – $5,485 (US$4,000)).

7.	Right of Use Asset

The carrying amount of the right-of-use asset recognized and the movement during the period are as follows:

Right of Use Asset
Cost
Balance, December 31, 2025	$–
Additions	508,032
Foreign exchange	7,806
Balance, March 31, 2026	$515,838

Accumulated Amortization
Balance, December 31, 2025	$–
Amortization	25,393
Foreign exchange	399
Balance, March 31, 2026	$25,792

Carrying amounts
Balance, December 31, 2025	$–
Balance, March 31, 2026	$490,046

8.	Accounts Payable and Accrued Liabilities

	March 31, 2026	December 31, 2025
Trade payables	$931,637	$738,444
Accrued liabilities	1,354,645	504,232
	$2,286,282	$1,242,676

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

9.	Related Party Transactions and Balances

a)	Related Party Balances

As at March 31, 2026, an amount of $446,584 (December 31, 2025 - $278,502) was owed to related parties. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

As at March 31, 2026, an amount of $2,481 (December 31, 2025 - $956) was recorded in prepaid expenses for advances to a director of the Company for future consulting fees.

As at March 31, 2026, an amount of $10,309 (December 31, 2025 - $10,144) was recorded in prepaid expenses for advances to a director of the Company for property expenditures.

As at March 31, 2026, an amount of $7,268 (December 31, 2025 - $7,152) was recorded in prepaid expenses for advances to the Chief Operations Officer of the Company for future consulting fees.

b)	Related Party Transactions

The Company incurred the following transactions with companies that are controlled or managed by directors of the Company:

	For the three months ended March 31,
	2026	2025
Consulting fees and management bonus	$12,900	$12,900
Consulting and professional fees (i)	463,446	167,587
Legal fees	61,744	–
Share-based compensation	112,833	–
	$650,923	$180,487

The Company has identified its directors and certain senior officers as its key management. Key management and director compensation during the three months ended March 31, 2026 and 2025, are as follows:

	For the three months ended March 31,
	2026	2025
Consulting fees and management bonus	$342,946	$340,163
Director’s fees and audit committee fees	65,000	52,500
Legal fees	–	64,624
Auto and rent expense (i)	36,697	15,079
Share-based compensation	746,433	–
	$1,191,076	$472,366

(i)	These expenses are included in exploration and evaluation expenditures in the condensed interim consolidated statements of comprehensive loss.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

10.	Lease Liability

On January 1, 2026, the Company entered into a Lease Agreement with Riverton Assets LLC for a 5 year term, commencing on January 1, 2026 and expiring on December 31, 2030. The Company has the option to pay US$8,000 per month or on a monthly basis or $7,500 per month if the Company elects to pay in advance a full year of rent. The Company elected the option to pay in advance the full year of rent in 2026 and intends to pay the full year of rent in advance on the first day of the year for the remaining term of the lease. The lease has been discounted using an interest rate of 9.99% as estimated incremental borrowing rate of the Company for similar assets.

Lease Liability

Balance December 31, 2025	$–
Additions	384,502
Interest on lease liabilities	9,680
Foreign exchange	6,060

Balance March 31, 2026	400,242
Less: current portion of lease liabilities	(85,659)

Long-term portion	$314,583

The following is a schedule by years of future minimum lease payments under the remaining lease together with the present value of the net minimum lease payments as of March 31, 2026:

Years ending December 31:

2027	$125,428
2028	125,428
2029	125,428
2030	125,428

Net minimum lease payments	501,712
Less: amount representing interest payments	(101,470)

Present value of net minimum lease payments	400,242
Less: current portion	(85,659)

Long-term portion	$314,583

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

11.	Asset Retirement Obligations

Laws and regulations concerning environmental protection affect the Company’s exploration and operations. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from its activities and to perform site restoration and other closure activities. The Company’s provision for future site closure and reclamation costs is based on known requirements.

A continuity of the Company’s provision for site reclamation and closure is as follows:

	Shootaring Mill	West Slope	Papoose	Totals
Balance December 31, 2025	$18,304,595	$4,986,662	$328,129	$23,619,386
Accretion	188,558	44,361	3,144	236,063
Foreign exchange	300,687	81,805	5,386	387,878
Balance March 31, 2026	$18,793,840	$5,112,828	$336,659	$24,243,327

a)	Shootaring Mill

The Company’s estimate of the environmental rehabilitation provision arising from the Shootaring Mill (Note 5) at March 31, 2026, was $18,793,840 (US$13,485,388) (December 31, 2025 – $18,304,595 (US$13,347,965)). This estimate was based upon an undiscounted risk-adjusted future cost of $23,131,452 (US$16,597,808) (December 31, 2025 – $22,761,238 (US$16,597,808)), an annual inflation rate of 2.20% and discount rate of 4.24%. The closure and reclamation expenditure is expected to be incurred in 2036.

b)	West Slope Project

The Company’s estimate of the environmental rehabilitation provision arising from the West Slope Project (Note 6) at March 31, 2026, was $5,112,828 (US$3,668,674) (December 31, 2025 – $4,986,662 (US$3,636,343)). This estimate was based upon an undiscounted risk-adjusted future cost of $5,375,335 (US$3,857,033) (December 31, 2025 – $5,289,304 (US$3,857,033)), an annual inflation rate of 2.20% and a discount rate of 3.66%. The closure and reclamation expenditure is expected to be incurred in 2030.

c)	Papoose Property

The Company’s estimate of the environmental rehabilitation provision arising from the Papoose property (Note 6) at March 31, 2026, was $336,659 (US$241,568) (December 31, 2025 – $328,129 (US$239,277)). This estimate was based upon an undiscounted risk-adjusted future cost of $375,388 (US$269,357) (December 31, 2025 – $369,380 (US$269,357)), an annual inflation rate of 2.20% and risk adjusted discount rate of 3.94%. The closure and reclamation expenditure is expected to be incurred in 2032.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

12.	Loans Payable

Credit Facility

On September 26, 2023, the Company entered into a loan agreement (the “Loan Agreement”) for a non-revolving term credit facility (the “Credit Facility”) with Extract Advisors LLC as agent (the “Agent”) for Extract Capital Master Fund Ltd. (the “Lender”), which was amended on October 6, 2023, April 15, 2024 and March 17, 2025. The Credit Facility of $4,300,000 and the additional tranche of US$6,000,000 mature on September 26, 2028, bears a coupon of the Secured Overnight Financing Rate (“SOFR”) plus 5.0% per annum, payable semi-annually in U.S. dollars. The Company, with written notice, may elect to capitalize the interest payable on the Credit Facility semi-annually, in arrears, at a rate of SOFR plus 7.0%.

The Credit Facility contains a mandatory prepayment clause where the Company must pay certain amount of proceeds from sale of secured assets, debt financings, or royalty sale transactions, to the Agent.

The Credit Facility is secured by a corporate guarantee and share pledge from each of the subsidiaries of the Company and contains certain other customary provisions, including certain covenants and default conditions in favour of the Lender.

On January 29, 2026, the Loan Agreement was amended to provide consent for the acquisition of BRS (Note 3) and was further amended on April 1, 2026. In consideration of the consent, the Company will issue 50,000 common shares of the Company and 180,085 bonus common share purchase warrants (the “Bonus Warrants”), with each Bonus Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of $8.11 per share until September 26, 2028. On April 10, the Company issued the 50,000 common shares and 180,085 bonus common share purchase warrants (Note 18).

The carrying value of the loans will be accreted using the effective interest rate method over the term of the Credit Facility. The effective interest rate for the 2023 tranche and 2025 tranche is estimated at 23.01% and 14.43%, respectively.

Loan Payable
Balance, December 31, 2025	$12,151,389
Interest expense	535,746
Foreign exchange impact	(215,733)
Balance, March 31, 2026	$12,471,402

During the three months ended March 31, 2026, the Company recognized interest expense of $535,746 (2025 – interest expense of $251,579). As at March 31, 2026, a total of $12,471,402 (US$8,948,765) (December 31, 2025 - $12,151,389 (US$8,860,960)) of principal is outstanding, net of an unamortized discount of $2,119,191 (US$1,520,611) (December 31, 2025 – $2,205,685 (US$1,608,416)). As at March 31, 2026, $823,082 (US$590,597) (December 31, 2025– $394,870 (US$287,945)) is outstanding for interest which is included in accounts payable and accrued liabilities.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

13.	Share Capital

Authorized share capital

Unlimited number of common shares without par value.

Issued Share Capital

As at March 31, 2026, the Company had 18,184,976 (December 31, 2025 – 15,942,823) issued and fully paid common shares.

Private Placements

During the three months ended March 31, 2026

On January 12, 2026, the Company closed a non-brokered private placement of 1,345,292 common shares at $6.19 (US$4.46) per share for gross proceeds of $8,323,920 (US$6,000,000). The Company incurred $416,064 of share issuance costs in connection with the private placement, of which $163,322 was paid during the fiscal year ended December 31, 2025, $245,795 was paid during the three months ended March 31, 2026, and $6,947 remains unpaid at March 31, 2026.

On February 27, 2026, the Company issued 896,861 common shares to UEC Energy Corp., a subsidiary of Uranium Energy Corp., which is a controlling shareholder of the Company, for gross proceeds to the Company of $5,550,440 (US$4,000,000). In connection with the private placement, the Company incurred share issuance costs of $281,291 of which $108,904 was paid during the fiscal year ended December 31, 2025, $167,755 was paid during the three months ended March 31, 2026, and $4,632 remains unpaid at March 31, 2026.

During the three months ended March 31, 2025

On January 15, 2025, the Company issued 1,428,571 common shares at $10.50 per share for gross proceeds of $15,000,000.

Warrants

Warrant activity is summarized as follows:

	Number of warrants	Weighted average exercise price
Balance at December 31, 2025 and March 31, 2026	4,210,709	$12.37

Outstanding warrants are summarized as follows:

Number of warrants outstanding	Exercise price	Expiry
2,950,305	$13.50	May 12, 2027
799,000	$11.25	September 26, 2028
461,404	$7.125	October 6, 2028
4,210,709

At March 31, 2026, the weighted average life of warrants was 1.53 (December 31, 2025 – 1.77) years.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

13.	Share Capital (continued)

Omnibus Incentive Plan

On June 13, 2025, the Company approved an omnibus incentive plan which allows the Board of Directors of the Company from time to time, in its discretion, and in accordance with the TSX.V requirements, to grant non-transferable stock options, restricted share units and deferred share units (“Awards”) to directors, officers, employees and consultants of the Company (“Participants”). The number of common shares reserved for issuance for stock options and restricted share units will not exceed 10% and 5% of the Company’s issued and outstanding common shares, respectively. Stock options will be exercisable for a period of up to a maximum of ten years from the date of grant.

In connection with the foregoing, the number of common shares reserved for issuance to any one Participant in a 12-month period will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relation activities and consultants will not exceed two percent (2%) of the issued and outstanding common shares.

Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company. Unvested RSUs shall be forfeited and cancelled following cessation of the optionee’s position with the Company. Each award other than stock options may not be vested before the date that is one year following the grant date of the award. Any stock options granted for investor relations services must vest in stages over a period of not less than 12 months.

Options

The following table summarizes the continuity of the Company’s stock options:

	Number of options	Weighted average exercise price
Balance at December 31, 2025 and March 31, 2026	1,592,143	$7.47

The weighted average remaining life of the outstanding options at March 31, 2026 was 2.78 (December 31, 2025 – 3.03) years.

Details of options outstanding, issued and exercisable, as at March 31, 2026 are as follows:

Number of options outstanding and exercisable	Exercise price	Expiry
190,000	$9.00	August 27, 2026
416,667	$7.50	September 20, 2027
424,904	$7.50	October 6, 2028
560,572	$6.90	December 31, 2030
1,592,143

Restricted Share Units

On December 31, 2025, the Company entered into Restricted Share Unit Agreements with directors, officers, employees and consultants of the Company to issue a total of 769,401 restricted share units (“RSUs”) which will vest after 12 months on December 31, 2026.

The fair value of the RSUs is measured based on the closing price of the Company’s common shares on the grant date and is recognized as share-based compensation over the vesting period.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

13.	Share Capital (continued)

Number of RSU’s
Balance at December 31, 2025 and March 31, 2026	769,401

During the three months ended March 31, 2026, the Company recognized share-based compensation expense of $1,335,596 (2025 - $nil) related to the RSU’s, of which $859,266 (2025 - $nil) pertained to directors and officers of the Company (Note 9).

14.	Segmented Information

The Company’s property and equipment, exploration and evaluation assets and its related reclamation bonds and insurance, by geographical areas as at March 31, 2026 and December 31, 2025, were all located in USA. The Company operates in one operating segment being the exploration and evaluation of mineral properties.

15.	Capital Management

The Company’s objectives when managing capital are to safeguard its ability to pursue the evaluation and exploration of its mineral exploration properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes the components of share capital as well as cash. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets, or adjust the amount of cash and cash equivalents and short-term investments. In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company is not subject to any externally imposed capital requirements. There were no changes during the year to management’s approach to capital management. The Company’s investment policy is to invest its excess cash in highly liquid investments that are readily convertible into cash with maturities of nine months or less from the original date of acquisition or when it is needed, selected with regards to the expected timing of expenditures from continuing operations.

16.	Financial Instruments

a)	Fair value

The carrying values of cash, accounts payable and due to related parties approximate their fair values due to the relatively short period to maturity of those financial instruments. The carrying value of the long-term debt approximates its fair value due to the floating rate interest charged under the credit facility. Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

16.	Financial Risk Management (continued)

a)	Fair value (continued)

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: Inputs that are not based on observable market data.

As at March 31, 2026, the financial instruments recorded at fair value on the statement of financial position are cash and marketable securities which are measured using Level 1, and the financial instruments recorded at amortized cost are reclamation bonds, accounts payable, due to related parties and loans payable.

The following are the contractual maturities of financial liabilities as at March 31, 2026:

	< 1 Year	1-2 Years	3-5 Years
Accounts payable	2,286,282	–	–
Due to related parties	446,584	–	–
Loan payable	–	–	12,471,402

b)	Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	March 31, 2026	December 31, 2025
Fair value through profit and loss:
Cash	$8,104,405	$3,349,977
Marketable securities	9,895	19,884

Amortized cost:
Reclamation bonds	17,146,322	16,725,199

Financial liabilities included in the statement of financial position are as follows:

	March 31, 2026	December 31, 2025
Non-derivative financial liabilities:
Accounts payable	$2,286,282	$1,242,676
Due to related parties	446,584	278,502
Loan payable	12,471,402	12,151,389

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

16.	Financial Risk Management (continued)

Financial Risk Management

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada. As the majority of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using a major bank that is high credit quality financial institutions as determined by rating agencies. The Company has secondary exposure to credit risk on its receivables. The receivables consist of refundable goods and services tax from the government. Credit risk is assessed as low.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash. Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. Liquidity risk is assessed as low.

The Company’s current liabilities are due on demand or have a term of less than a year. The Company’s long-term liabilities consist of a credit facility which is due on September 26, 2028.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at March 31, 2026, the Company loan payable of US$8,948,765 is subject to interest rate risk. The loan payable incurs interest based on the SOFR plus 5.0% per annum, payable semi-annually in U.S. dollars. The Company, with written notice, may elect to capitalize the interest payable on the Credit Facility semi-annually, in arrears, at a rate of SOFR plus 7.0%. If interest rates on the Company’s credit facility increased (decreased) by 100 basis points with all other variables held constant, finance costs on the credit facility would increase (decreased) by $124,714 (2025 – $138,322).

Foreign Currency Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The foreign currency risk for the Company is low as the foreign currencies held are in the functional currency of the entities.

The following tables detail the Company’s exposure to foreign currency risk as at March 31, 2026, including a sensitivity analysis to changes in foreign exchange rates:

	March 31, 2026
	USD	Change in currency	Effect on income (loss)
Net monetary assets	$7,441,752	10%	$1,037,116
Net monetary liabilities	$(11,006,740)	10%	$(1,533,949)

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

16.	Financial Risk Management (continued)

Commodity Risk

Commodity risk is the risk that the value of future cash flows and profits will fluctuate based on the prices of commodities. The Company is exposed to changes in the price of commodities. Changes in the price of commodities will impact the Company’s ability to obtain financing to explore its exploration and evaluation assets.

As at March 31, 2026, the Company has no contracts or agreements in place to mitigate these price risks.

17.	Contingent Liability

On November 13, 2025, the Company, its subsidiary Highbury Resources Inc. and a co-defendant were served with a Demand for Arbitration through the American Arbitration Association by a plaintiff alleging breach of contract relating to an asset purchase agreement dated December 28, 2018 and mineral supply agreement dated February 28, 2019. One of the underlying assets acquired under these agreements was subsequently assigned to the co-defendant as part of a property swap agreement which closed June 6, 2022. The plaintiff is seeking 125,000 pounds of yellowcake uranium or an equivalent dollar amount of approximately US$10,000,000. The Company intends to vigorously defend the claim, should the Arbitration advance beyond this initial stage, as it considers the obligation for remittance of the 125,000 of yellowcake uranium to be the responsibility of the co-defendant under the terms of the property swap agreement. No amount has been provided for in the Company’s March 31, 2026 condensed interim consolidated financial statements in relation to the Demand for Arbitration as the Company is not able to evaluate the likelihood of an unfavourable outcome or the range of potential loss.

18.	Subsequent Events

On April 1, 2026, the Company announced that, further to the amended terms of the loan agreement (Note 10) on January 29, 2026, the Company has amended the consideration for the consent. The amended terms state that the Company will issue 50,000 common shares of the Company and 180,085 bonus common share purchase warrants, with each bonus warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of $8.11 per share until September 26, 2028.

On May 8, 2026, the Company closed the acquisition of BRS Inc. (Note 3).

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